MECHEL REPORTS 9M 2012 OPERATIONAL RESULTS

Moscow, Russia – October 29, 2012 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M 2012 operational results.

Production and sales for 9M 2012

Production:

Product name	9M 2012, thousand	9M 2011, thousand	9M 2012 vs. 9M
	tonnes	tonnes	2011, %
Coal (run-of-mine)	20,794	19,813	+5

Pig iron	3,107	2,672	+16

Steel	5,101	4,501	+13

Product sales:

Product name	9M 2012, thousand	9M 2011, thousand	9M 2012 vs. 9M
	tonnes	tonnes	2011, %
Coking coal concentrate	9,029	9,305	-3

Including coking coal	1,950	2,271	-14
concentrate supplied to Mechel enterprises

PCI	1,703	1,202	+42

Anthracites	1,937	1,693	+14

Including anthracites	246	235	+5
supplied to Mechel enterprises

Steam coal	4,490	5,036	-11

Including steam coal	1,120	1,139	-2
supplied to Mechel enterprises

Iron ore concentrate	3,219	3,294	-2

Including iron ore	268	1,327	-80
concentrate supplied to Mechel enterprises

Coke	2,707	2,563	+6

Including coke	1,903	1,704	+12
supplied to Mechel enterprises

Nickel	11	12.5	-15

Including nickel	2	4.6	-65
supplied to Mechel enterprises

Ferrosilicon	57	65.8	-14

Including ferrosilicon	22	22.2	-1
supplied to Mechel enterprises

Chrome	53	43.3	+23

Including chrome	6	12.9	-50
supplied to Mechel enterprises

Flat products	534	512	+4

Including those	303	308	-2
produced by third parties

Long products	3,107	2,925	+6

Including those	666	614	+9
produced by third parties

Billets	1,950	1,723	+13

Including those	751	1,208	-38
produced by third parties

Hardware and welded	737	722	+2
mesh

Including those	39	39	0
produced by third parties

Forgings	39	45	-13

Stampings	83	88	-6

Electric power	3,097,211	2,830,884	+9
generation (thousand kWh)

Heat power generation	5,409,167	4,804,525	+13
(Gcal)

Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the company’s 9M 2012 operational results:

“The Group’s production results demonstrated stability in our key business areas. Consistent with our previously- announced plans, Mechel continues to increase coal mining volumes, growing them by 5% in this year’s first nine months as compared to the same period last year. This is largely due to increased mining at Yakutugol Holding Company’s Neryungrinsky Open Pit. Mechel’s sales of PCI increased by 42% and anthracites by 14%, due to the strategy of increasing the share of metallurgical coals in the mining division’s overall sales. As a part of the company’s steam coal was processed into PCI, steam coal sales decreased by 11%. Iron ore concentrate supplied to the Group’s enterprises decreased by 80% due to a change in Korshunov Mining Plant’s sales structure, as most of the plant’s products are currently sold to China.

“In the steel division, production of steel increased by 13% and pig iron by 16% as compared to last year’s figures, when production volumes were reduced due to major repairs of the blast furnace #5 at Chelyabinsk Metallurgical Plant and simultaneous replacement of converter #2. Within nine months of 2012, production volumes returned to their earlier level.

“Our sales network Mechel Service Global also demonstrated a positive product sales dynamics compared to the same period last year. This was achieved due to the program of optimizing inventories in order to release additional cash. Sales of flat rolls increased by 4%, longs — by 6%, and hardware — by 2%. The Russian markets’ stable demand for steel products for the construction sector helped improve those results. At the same time, complications on the European markets as well as decreased consumption of quality rolls in the Russian engineering and machine-building industry had a negative impact on our sales of stampings and forgings — sales of forgings and stampings decreased by 13% and 6%, respectively.

“In the ferroalloys division, active inventory sales led to a significant increase of ferrochrome sales, which were up by 23% compared to the same period last year. The 15-percent decrease in nickel sales was due to lower production volumes following a weaker market. Ferrosilicon sales are steadily growing as the modernized furnace #4 at Bratsk Ferroalloy Plant is nearing its planned capacity.

“As a result of these nine months, the Group’s power division enterprises increased generation and sales volumes of heat and electricity. Production of heat grew by 13% due to expansion of the company’s activities in the regions of its presence, as well as new markets. Electricity production remains as planned, with a 9-percent increase due to higher demand for Southern Kuzbass Power Plant’s output.”

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Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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All production and sales figures are preliminary and may be adjusted. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.